Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our Articles of Incorporation and our Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Articles of Incorporation and our Bylaws, copies of which are filed as exhibits to our Annual Reports on Form 10-K.

General

We are incorporated in the State of Florida. The rights of our shareholders are generally governed by Florida law and our Articles of Incorporation and Bylaws (each as may be amended and restated from time to time). The terms of our capital stock are therefore subject to Florida law, including the Florida Business Corporation Act, or FBCA, and the common and constitutional law of Florida.

Our Articles of Incorporation authorize us to issue up to 50,000,000 shares of Class A Common Stock, par value $0.01 per share, 10,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, or preferred stock. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

Voting. Each holder of our Class A Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of shareholders, except as otherwise required by law. The members of our Board are divided into three classes serving staggered three-year terms and are elected by a plurality of the votes cast. Our Articles of Incorporation expressly prohibit cumulative voting.

Dividends and Other Distributions. Subject to certain regulatory restrictions, all shares of our common stock, including our Class A Common Stock and Class B Common Stock, are entitled to share equally in dividends when, as, and if declared by our Board. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock. We have never paid any cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies such as the Company. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. Our ability to pay dividends and make other distributions to our shareholders depends in part upon the receipt of dividends from the Bank and is limited by federal law. The Bank is a legal entity separate and distinct from the Company. As a depository institution, the deposits of which are insured by the FDIC, the Bank’s primary federal regulator, the Federal Reserve Board, is authorized, and under certain circumstances is required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. The Florida Financial Institutions Code generally allows a Florida bank to pay dividends on common stock up to an amount equal to the bank’s retained earnings for the prior two fiscal years, plus the amount of any net profits for the current year-to-date period. Additionally, the Federal Deposit Insurance Act, or FDIA, generally prohibits an insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized.

Preemptive Rights. Our Articles of Incorporation prohibit holders of our common stock from having preemptive or subscription rights to acquire any part of any new or additional issue of stock of any class whether now or hereafter authorized, or of any bond, debentures, notes or other securities.

Right to Exchange Class B Common Stock. We have entered into agreements with certain institutional holders that, among other things, permit such holders to exchange all or a portion of their shares of Class B Common Stock for an equal number of shares of our Class A Common Stock if  (i) our Board approves the exchange and the exchange would not result in such institutional investor or its affiliates owning greater than 9.9% of our Class A Common Stock or (ii) upon the consummation of  (a) a transfer pursuant to a widely distributed public offering, (b) a transfer in which no transferee acquires greater than two percent of our Class A Common Stock, (c) a transfer to a person that beneficially owns greater than 50% of our issued and outstanding Class A Common Stock or (d) a transfer approved by the Federal Reserve.

Restrictions on Ownership. The BHC Act of 1956, as amended, or the BHC Act, generally permits a company to acquire control of the Company with the prior approval of the Federal Reserve Board. However, any such company is restricted to banking activities, other activities closely related to the banking business as determined by the Federal Reserve Board and, for some companies, certain other financial activities. The BHC Act defines control in general as ownership of 25% or more of any class of voting securities, the authority to appoint a majority of the board or other exercise of a controlling influence. Federal Reserve Board regulations provide that a company that owns less than 5% of the outstanding shares a class of voting securities of a bank holding company is presumed not to control the bank holding company. As a supervisory matter, if a company owns more than 7.5% of a class of voting securities, the Federal Reserve Board expects the company to consult with the agency and in some cases will require the company to enter into passivity or anti-association commitments. Separately, an individual or company that is not required to register as a bank holding company that acquires 10% or more of a class of voting securities of a bank holding company is presumed, if the bank holding company has registered securities under Section 12 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) or if the investor would be the largest holder of that class of securities, to have acquired control and may be required to file a change in control notice with the Federal Reserve Board under the Change in Bank Control Act, or the CBCA.

Preferred Stock

Under our Articles of Incorporation, upon authorization of our Board, we may issue shares of one or more series of our preferred stock from time to time. Our Board may, without any action by holders of our common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, holders of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, our Board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our Board has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

●	general or special voting rights;

●	preferential liquidation or preemptive rights;

●	preferential cumulative or noncumulative dividend rights;

●	redemption or put rights; and

●	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

●	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

●	discourage an unsolicited proposal to acquire us; or

●	facilitate a particular business combination involving us.

The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of our Class A Common Stock.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their shares over our then market price.

Anti-Takeover Effects of Provisions of our Articles of Incorporation, Bylaws and Florida Law

The provisions of the FBCA and our Articles of Incorporation and Bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Election and Removal of Directors. Pursuant to our Bylaws, our Board is divided into three classes with terms ending at our annual meetings of shareholders in 2020, 2021, and 2022, respectively. Upon completion of their respective terms, each class of directors will be elected for a three-year term. Our Articles of Incorporation provide that our directors may be removed only by the affirmative vote of at least 662∕3% of our then-outstanding Class A Common Stock and only for cause. This system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of our directors.

Authorized But Unissued Shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

Shareholders Action; Advance Notification of Shareholder Nominations and Proposals. Our Articles of Incorporation and Bylaws require that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent. Our Articles of Incorporation and Bylaws also require that special meetings of shareholders be called by holders of at least 50% of all votes entitled to be cast on the issue proposed to be considered at the special meeting by signing, dating and delivering to our secretary one or more written demands for the meeting that describes the purpose for which the meeting is to be held. In addition, our Bylaws allow special meetings of the shareholders to be held when directed by the Chairman of the Board, the President or the Board of Directors. In addition, our Bylaws provide that candidates for director may be nominated by our Board or by any shareholder of any outstanding class of our capital stock entitled to vote for the election of directors. Nominations by shareholders shall be in writing to our secretary and shall be delivered to or mailed and received at our principal executive offices not less than 120 days and not more than 180 days prior to the date of our notice of annual meeting provided with respect to the previous year’s annual meeting. We may require any proposed nominee for election at an annual or special meeting of shareholders to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director of the Company. The Chairman of the meeting shall, if the facts warrant, determine and declare in the meeting that a nomination was not made in accordance with the requirements of our Articles of

Incorporation and our Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. These provisions may have the effect of deterring unsolicited offers to acquire us or delaying changes in our management, which could depress the market price of our Class A Common Stock.

Amendment of Certain Provisions in Our Organizational Documents. The amendment of provisions contained within our Articles of Incorporation that are (i) inconsistent with the our Bylaws or (i) contained in (a) Article IV(B) related to the designation of rights and authorized number of preferred stock, (b) Article V regarding action by shareholders without a meeting, (c) Article VI related to special meetings of shareholders, (d) Article VIII(B) regarding board vacancies, (e) Article VIII(C) related to the removal of directors, (f) Article IX regarding the power of amending our Bylaws resting with our Board, and (g) Article X regarding amending our Articles of Incorporation, would require approval by holders of at least 662∕3% of the voting power of all of the then outstanding shares of the capital stock then entitled to vote. Our Board may generally amend our Bylaws, from time to time, by majority approval except as otherwise required under the FBCA. These provisions may have the effect of deterring unsolicited offers to acquire us or delaying changes in our governance, which could depress the market price of our Class A Common Stock.

No Cumulative Voting. The FBCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our Articles of Incorporation provide otherwise. Our Articles of Incorporation expressly prohibit cumulative voting.

Exclusive Forum for Certain Shareholder Actions. Our Articles of Incorporation include an exclusive forum provision. This provision provides that the state and federal courts in or for Miami-Dade County, Florida or Palm Beach County, Florida, will be the exclusive forums for (i) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of the Company to the Company or the Company’s shareholders; (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the FBCA, or our Articles of Incorporation or Bylaws; or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine (not included in clauses (i) through (iii)); provided that if such state and federal courts lack personal or subject matter jurisdiction over an action, the sole and exclusive forum for such proceeding will be in another court located in Florida. Any person purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of and have consented to the forum selection clause contained in our Articles of Incorporation. This provision is intended to reduce the risks and costs associated with multijurisdictional litigation and “forum shopping” by plaintiffs by limiting potential plaintiffs’ ability to initiate proceedings of the type described above in courts outside of Miami-Dade and Palm Beach County. However, this provision may limit the ability of a shareholder to bring lawsuits in the shareholder’s preferred venue or make it more difficult or expensive to litigate the foregoing matters. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in jurisdictions outside of Florida, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. The Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce duties or liabilities created by the Exchange Act. Federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability arising under the U.S. Securities Act of 1933 (the “Securities Act”). We note that there is uncertainty as to whether a court would enforce the exclusive forum provision with regard to any claim over which federal courts may have exclusive jurisdiction, because investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Therefore, it is uncertain whether the exclusive forum provision would apply to claims under the Securities Act or Exchange Act. Although we believe this provision benefits us, it may have the effect of discouraging lawsuits against our directors and officers.

Florida Law and Federal Banking Laws. The FBCA contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series, with holders of the outstanding shares of a class or series being entitled to vote as a separate class if the proposed control-share acquisition would, if fully carried out, result in certain changes specified under the statute and each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding shares held or controlled by the acquiring person.

The FBCA also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the board of directors and by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The FBCA defines an “interested shareholder” as any person who is the beneficial owner of 15% or more of the outstanding voting shares of the corporation, subject to certain exceptions.

Furthermore, the BHC Act and the CBCA, impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of bank holding companies. These laws could delay or prevent an acquisition.

Limitation of Liability and Indemnification

In addition to requirements under the FBCA, our Bylaws provide that we shall indemnify our directors, officers, and employees, and may indemnify agents, from any expenses, liabilities or other matters and are similar to the current provisions of the FBCA with respect to indemnification. Our Bylaws provide that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and such person failed to comply with the required standards of conduct. The limitation of liability and indemnification provisions in our Bylaws may discourage our shareholders from bringing a lawsuit against directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against directors and officers.

Additionally, we have entered into indemnification agreements with each of our directors that contractually obligate us to indemnify our directors to the fullest extent permitted under applicable law. These agreements generally require both the Company and Bank to indemnify each director if the director is, or is threatened to be made, a party to or a participant in any proceeding, other than a proceeding by or in the right of the Company or the Bank to procure a judgment in the favor of the Company or the Bank or a proceeding by a federal banking agency if the director acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank, as applicable, and, in the case of a criminal action or proceeding, had no reasonable cause to believe that the director’s conduct was unlawful. Each director is further required to be indemnified for all expenses reasonably incurred by the director or on behalf of the director if the director is, or is threatened to be made, a party to or a participant in any proceeding by or in the right of the Company or the Bank to procure a judgment in favor of the Company or the Bank, provided that the director acted in good faith and in a manner Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank. Notwithstanding the foregoing, no indemnification is available to a director in respect of any claim, issue or matter as to which the director is finally adjudged by a court to be liable to the Company, the Bank, or both, as the case may be, unless and only to the extent that the court in which the proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnification for such expenses. The indemnification agreements also generally provide for indemnification of expenses in connection with certain specific scenarios, including proceedings by federal banking regulators, subject to certain customary exclusions. The indemnification agreements also obligate the Company and Bank to advance expenses to a director, subject to the director’s obligation to repay the advance if and to the extent it is determined that the director is not entitled to be indemnified by the Company or Bank. Our shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Listing

Our Class A Common Stock is listed on the Nasdaq Global Market under the symbol “PFHD.”